Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the registration statements on form F-10 (No. 333-288490) and form S-8 (No. 333-276442) of Taseko Mines Limited of our report dated February 18, 2026 relating to the financial statements and effectiveness of internal control over financial reporting of Taseko Mines Limited, which appears in Exhibit 99.1 of Taseko Mines Limited's current report on form 6-K filed on February 18, 2026.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 18, 2026

PricewaterhouseCoopers LLP PwC Place, 250 Howe Street, Suite 1400 Vancouver, British Columbia, Canada V6C 3S7 T.: +1 604 806 7000, F.: +1 604 806 7806 Fax to mail: ca_vancouver_main_fax@pwc.com

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.